Adecoagro S.A.

Condensed Consolidated Interim Financial Statements as of June 30, 2020 and for the six and three-month periods ended June 30, 2020 and 2019

Legal information

Denomination: Adecoagro S.A.
Legal address: Vertigo Naos Building, 6, Rue Eugène Ruppert, L-2453, Luxembourg

Company activity: Agricultural and agro-industrial
Date of registration: June 11, 2010
Expiration of company charter: No term defined
Number of register (RCS Luxembourg): B153.681
Issued Capital Stock:: 122,381,815 common shares
Outstanding Capital Stock: 117,831,345 common shares
Treasury Shares: 4,550,470 common shares

Adecoagro S.A.
Condensed Consolidated Interim Statements of Income
for the six-month and three-month period ended June 30, 2020 and 2019
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		Six-months ended June 30,		Three-months ended June 30,
		June 30,	June 30,	June 30,	June 30,
	Note	2020	2019	2020	2019

		(unaudited)
Sales of goods and services rendered	4	337,983	387,601	181,853	227,786
Cost of goods sold and services rendered	5	(270,243)	(293,195)	(149,162)	(169,257)
Initial recognition and changes in fair value of biological assets and agricultural produce	15	54,780	51,468	31,199	28,300
Changes in net realizable value of agricultural produce after harvest		5,173	(2,602)	5,581	(3,958)
Margin on manufacturing and agricultural activities before operating expenses		127,693	143,272	69,471	82,871
General and administrative expenses	6	(24,871)	(29,616)	(11,331)	(16,155)
Selling expenses	6	(40,481)	(48,133)	(20,756)	(27,761)
Other operating income, net	8	12,703	(8,682)	613	(6,251)
Profit from operations before financing and taxation		75,044	56,841	37,997	32,704
Finance income	9	6,223	4,765	1,132	1,832
Finance costs	9	(193,243)	(64,406)	(59,593)	(20,032)
Other financial results - Net gain of inflation effects on the monetary items	9	25,676	42,016	11,211	24,230
Financial results, net	9	(161,344)	(17,625)	(47,250)	6,030
(Loss) / profit before income tax		(86,300)	39,216	(9,253)	38,734
Income tax benefit / (expense)	10	19,795	(18,189)	(2,811)	(15,472)
(Loss) / profit for the period		(66,505)	21,027	(12,064)	23,262
Attributable to:
Equity holders of the parent		(67,088)	19,838	(11,934)	22,991
Non-controlling interest		583	1,189	(130)	271

(Loss) / profit per share attributable to the equity holders of the parent during the period:
Basic		(0.571)	0.170	(0.100)	0.197
Diluted		(0.571)	0.168	(0.100)	0.195

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Comprehensive Income
for the six-month and three-month period ended June 30, 2020 and 2019
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Six-months ended June 30,		Three-months ended June 30,
	June 30,	June 30,	June 30,	June 30,
	2020	2019	2020	2019

	(unaudited)

(Loss) / profit for the period	(66,505)	21,027	(12,064)	23,262
Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	(112,298)	62,624	(32,503)	85,105
Cash flow hedge, net of tax (Note 2)	(16,492)	(462)	(5,989)	5,152
Items that will not be reclassified to profit or loss:
Revaluation surplus net of tax	29,483	(46,985)	19,291	(64,222)
Other comprehensive (loss) / income profit for the period	(99,307)	15,177	(19,201)	26,035
Total comprehensive (loss) / income for the period	(165,812)	36,204	(31,265)	49,297

Attributable to:
Equity holders of the parent	(166,369)	34,785	(31,081)	47,878
Non-controlling interest	557	1,419	(184)	1,419

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Financial Position
as of June 30, 2020 and December 31, 2019
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		June 30,	December 31,
	Note	2020	2019
		(unaudited)
ASSETS
Non-Current Assets
Property, plant and equipment	11	1,357,345	1,493,220
Right of use assets	12	200,543	238,053
Investment property	13	34,295	34,295
Intangible assets	14	30,588	33,679
Biological assets	15	12,976	13,303
Deferred income tax assets	10	42,280	13,664
Trade and other receivables, net	17	36,601	44,993
Other assets		797	1,034
Total Non-Current Assets		1,715,425	1,872,241
Current Assets
Biological assets	15	73,448	117,133
Inventories	18	164,968	112,790
Trade and other receivables, net	17	121,695	127,338
Derivative financial instruments	16	409	1,435
Other assets		68	94
Cash and cash equivalents	19	236,259	290,276
Total Current Assets		596,847	649,066
TOTAL ASSETS		2,312,272	2,521,307
SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	20	183,573	183,573
Share premium	20	904,926	901,739
Cumulative translation adjustment		(773,604)	(680,315)
Equity-settled compensation		13,151	15,354
Cash flow hedge		(92,795)	(76,303)
Other reserves		72,895	66,047
Treasury shares		(6,829)	(7,946)
Revaluation surplus		342,449	337,877
Reserve from the sale of non-controlling interests in subsidiaries		41,574	41,574
Retained earnings		137,983	206,669
Equity attributable to equity holders of the parent		823,323	988,269
Non-controlling interest		41,171	40,614
TOTAL SHAREHOLDERS EQUITY		864,494	1,028,883
LIABILITIES
Non-Current Liabilities
Trade and other payables	22	3,647	3,599
Borrowings	23	724,464	780,202
Lease liabilities	24	145,953	174,570
Deferred income tax liabilities	10	177,476	165,508
Payroll and social security liabilities	25	888	1,209
Provisions for other liabilities	26	2,666	2,936
Total Non-Current Liabilities		1,055,094	1,128,024
Current Liabilities
Trade and other payables	22	83,763	106,887
Current income tax liabilities		1,056	754
Payroll and social security liabilities	25	17,891	25,208
Borrowings	23	253,421	188,078
Lease liabilities	24	33,959	41,814
Derivative financial instruments	16	2,224	1,423
Provisions for other liabilities	26	370	236
Total Current Liabilities		392,684	364,400
TOTAL LIABILITIES		1,447,778	1,492,424
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		2,312,272	2,521,307

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
for the six-month periods ended June 30, 2020 and 2019 (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 20)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Cash flow hedge	Other reserves	Treasury shares	Revaluation surplus	Reserve from the sale of non-controlling interests in subsidiaries	Retained Earnings	Subtotal	Non-Controlling Interest	Total Shareholders’ Equity

Balance at January 1, 2019	183,573	900,503	(666,037)	16,191	(56,884)	32,380	(8,741)	383,889	41,574	237,188	1,063,636	44,509	1,108,145
Profit for the period	—	—	—	—	—		—	—	—	19,838	19,838	1,189	21,027
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	28,483	—	—	—	—	30,316	—	—	58,799	3,825	62,624
Cash flow hedge (*)	—	—	—	—	(462)	—	—	—	—	—	(462)	—	(462)
Revaluation of surplus (**)	—	—	—	—	—	—	—	(43,390)	—	—	(43,390)	(3,595)	(46,985)
Reserve of the revaluation surplus derived from the disposals of assets	—	—	—	—	—	—	—	(5,044)	—	5,044	—	—	—
Other comprehensive income for the period	—	—	28,483	—	(462)	—	—	(18,118)	—	5,044	14,947	230	15,177
Total comprehensive income for the period	—	—	28,483	—	(462)	—	—	(18,118)	—	24,882	34,785	1,419	36,204

Reserves for the benefit of government grants (1)	—	—	—	—	—	14,352	—	—	—	(14,352)	—	—	—
- Restricted shares and restricted units (Note 21):
Value of employee services	—	—	—	1,823	—	—	—	—	—	—	1,823	—	1,823
Vested	—	4,455	—	(4,449)	—	—	715	—	—	—	721	—	721
Granted (***)	—	—	—	—	—	(1,119)	1,119	—	—	—	—	—	—
-Dividends	—	—	—	—	—	—	—	—	—	—	—	(195)	(195)
Balance at June 30, 2019 (unaudited)	183,573	904,958	(637,554)	13,565	(57,346)	45,613	(6,907)	365,771	41,574	247,718	1,100,965	45,733	1,146,698

(*) Net of 656 of Income tax.
(**) Net of 15,903 of Income tax.
(***) It corresponds to Restricted Shares Granted.
(1) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values in our Sugar, ethanol and energy business).

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
for the six-month periods ended June 30, 2020 and 2019 (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 20)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Cash flow hedge	Other reserves	Treasury shares	Revaluation surplus	Reserve from the sale of non-controlling interests in subsidiaries	Retained Earnings	Subtotal	Non-Controlling Interest	Total Shareholders’ Equity

Balance at January 1, 2020	183,573	901,739	(680,315)	15,354	(76,303)	66,047	(7,946)	337,877	41,574	206,669	988,269	40,614	1,028,883
Loss for the period	—	—	—	—	—		—	—	—	(67,088)	(67,088)	583	(66,505)
Other comprehensive loss:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	(93,289)	—	—	—	—	(17,688)	—	—	(110,977)	(1,321)	(112,298)
Cash flow hedge (*)	—	—	—	—	(16,492)	—	—	—	—	—	(16,492)	—	(16,492)
- Items that will not be reclassified to profit or loss:
Revaluation surplus (**)	—	—	—	—	—	—	—	28,188	—	—	28,188	1,295	29,483
Reserve of the revaluation surplus derived from the disposals of assets	—	—	—	—	—	—	—	(5,928)	—	5,928	—	—	—
Other comprehensive income for the period	—	—	(93,289)	—	(16,492)	—	—	4,572	—	5,928	(99,281)	(26)	(99,307)
Total comprehensive income for the period	—	—	(93,289)	—	(16,492)	—	—	4,572	—	(61,160)	(166,369)	557	(165,812)

- Reserves for the benefit of government grants (1)	—	—	—	—	—	7,526	—	—	—	(7,526)	—	—	—
- Restricted shares and restricted units (Note 21):
Value of employee services	—	—	—	1,622	—	—	—	—	—	—	1,622	—	1,622
Vested	—	4,182	—	(3,825)	—	383	484	—	—	—	1,224	—	1,224
Forfeited	—	—	—	—	—	10	(10)	—	—	—	—	—	—
Granted	—	—	—	—	—	(1,071)	1,071	—	—	—	—	—	—
- Purchase of own shares	—	(995)	—	—	—	—	(428)	—	—	—	(1,423)	—	(1,423)
Balance at June 30, 2020 (unaudited)	183,573	904,926	(773,604)	13,151	(92,795)	72,895	(6,829)	342,449	41,574	137,983	823,323	41,171	864,494

(*) Net of 7,649 of Income tax.
(**) Net of (11,655) of Income tax.
(1) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values in our Sugar, ethanol and energy business).

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Cash Flows
for the six-month periods ended June 30, 2020 and 2019
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	June 30, 2020	June 30, 2019
		(unaudited)
Cash flows from operating activities:
(Loss) / profit for the period		(66,505)	21,027
Adjustments for:
Income tax (benefit) / expense	10	(19,795)	18,189
Depreciation of property, plant and equipment	11	58,068	78,510
Amortization of intangible assets	14	512	698
Depreciation of right of use assets	12	20,511	21,982
Gain from the sale of farmland and other assets	8	(2,057)	(1,472)
Gain from disposal of other property items	8	(1,636)	(278)
Acquisition of subsidiaries		—	(149)
Net (gain) / loss from the Fair value adjustment of Investment properties	13	(1,175)	3,482
Equity settled share-based compensation granted	7	1,579	1,623
Gain from derivative financial instruments	8, 9	(3,597)	2,379
Interest and other expense, net	9	34,132	30,893
Initial recognition and changes in fair value of non harvested biological assets (unrealized)		(28,278)	(28,854)
Changes in net realizable value of agricultural produce after harvest (unrealized)		(1,060)	4,580
Provision and allowances		826	2,252
Net gain of inflation effects on the monetary items	9	(25,676)	(42,016)
Foreign exchange losses, net	9	136,359	12,897
Cash flow hedge – transfer from equity	9	11,108	11,981
Subtotal		113,316	137,724
Changes in operating assets and liabilities:
(Increase) in trade and other receivables		(21,707)	(16,585)
(Increase) in inventories		(64,718)	(69,427)
Decrease in biological assets		56,007	45,880
Decrease / (Increase) in other assets		11	(156)
Decrease in derivative financial instruments		5,744	5,389
Decrease in trade and other payables		(17,983)	(22,744)
(Decrease) / Increase in payroll and social security liabilities		(1,693)	9
Increase / (Decrease) in provisions for other liabilities		606	(111)
Net cash generated from operating activities before taxes paid		69,583	79,979
Income tax paid		(1,070)	(1,251)
Net cash generated from operating activities	(a)	68,513	78,728

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Cash Flows
for the six-month periods ended June 30, 2020 and 2019 (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	June 30, 2020	June 30, 2019
		(unaudited)
Cash flows from investing activities:
Acquisition of a business, net of cash and cash equivalents acquired		—	750
Purchases of property, plant and equipment	11	(101,347)	(175,616)
Purchases of cattle and non current biological assets		(2,557)	(3,941)
Purchases of intangible assets	14	(678)	(8,060)
Interest received and others		5,764	3,581
Proceeds from sale of property, plant and equipment		1,710	1,435
Proceeds from sale of farmlands and other assets	27	15,981	5,833
Net cash used in investing activities	(b)	(81,127)	(176,018)

Cash flows from financing activities:
Proceeds from long-term borrowings		10,101	10,141
Payments of long-term borrowings		(16,236)	(57,449)
Proceeds from short-term borrowings		148,866	148,511
Payment of short-term borrowings		(86,528)	(67,939)
Proceeds of derivatives financial instruments		(52)	710
Lease payments		(25,045)	(32,051)
Interest paid		(29,401)	(31,927)
Purchase of own shares		(1,423)	—
Dividends paid to non-controlling interest		—	(603)
Net cash used in financing activities	(c)	282	(30,607)
Net decrease in cash and cash equivalents		(12,332)	(127,897)
Cash and cash equivalents at beginning of period	19	290,276	273,635
Effect of exchange rate changes and inflation on cash and cash equivalents	(d)	(41,685)	(7,748)
Cash and cash equivalents at end of period	19	236,259	137,990

(a) Includes 6,328 and 11,067 of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for June 30, 2020 and 2019, respectively.
(b) Includes 667 and (5,730) of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for June 30, 2020 and 2019, respectively.
(c) Includes (2,759) and 2,627 of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for June 30, 2020 and 2019, respectively.
(d) Includes (4,236) and (7,964) of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for June 30, 2020 and 2019, respectively.

Other Non-cash investing and financing for the transactions disclosed in other notes are the seller financing of Subsidiaries in Note 27.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

1. General information

Adecoagro S.A. (the "Company" or "Adecoagro") is the Group’s ultimate parent company and is a société anonyme (stock corporation) organized under the laws of the Grand Duchy of Luxembourg. Adecoagro is a holding company primarily engaged through its operating subsidiaries in agricultural and agro-industrial activities. The Company and its operating subsidiaries are collectively referred to hereinafter as the "Group". These activities are carried out through three major lines of business, namely, Farming; Sugar, Ethanol and Energy and Land Transformation. Farming is further comprised of three reportable segments, which are described in detail in Note 3 to these condensed consolidated interim financial statements.

Adecoagro is a public company listed in the New York Stock Exchange as a foreign registered company under the symbol of AGRO.

These condensed consolidated interim financial statements have been approved for issue by the Board of Directors on August 11, 2020.

2. Financial risk management

Risk management principles and processes

The Group is exposed to several risks arising from financial instruments including price risk, exchange rate risk, interest rate risk, liquidity risk and credit risk. A thorough explanation of the Group´s risks and the Group´s approach to the identification, assessment and mitigation of risks is included in Note 2 to the annual financial statements. There have been no significant changes to the Group's exposure and risk management principles and processes since December 31, 2019 and refers readers to the annual financial statements for information.

However, the Group considers that the following tables below provide useful information to understand the Group´s interim results for the six month period ended June 30, 2020. These disclosures do not appear in any particular order of potential materiality or probability of occurrence.

In Argentina, past economic events forced the government to impose certain restrictions in the exchange markets, such as:

–Set specific deadlines to enter and settle exports
–Prior authorization of the BCRA for the formation of external assets for companies
–Prior authorization of the BCRA for the payment of debts related to companies abroad
–Deferral of payment of certain public debt instruments.
–Fuel price control

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2. Financial risk management (continued)

•Exchange rate risk

The following tables show the Group’s net monetary position broken down by various currencies for each functional currency in which the Group operates at June 30, 2020. All amounts are shown in US dollars.

	June 30, 2020
	(unaudited)
	Functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Argentine Peso	(68,450)	—	—	(576)	(69,026)
Brazilian Reais	—	(244,851)	—	—	(244,851)
US Dollar	(257,241)	(402,976)	15,002	41,533	(603,682)
Uruguayan Peso	—	—	(2,642)	—	(2,642)
Total	(325,691)	(647,827)	12,360	40,957	(920,201)

The Group’s analysis shown on the tables below is carried out based on the exposure of each functional currency subsidiary against the US dollar. The Group estimated that, other factors being constant, a 10% appreciation of the US dollar against the respective functional currencies for the period ended June 30, 2020 would have increased the Group’s Loss before income tax for the period. A 10% depreciation of the US dollar against the functional currencies would have an equal and opposite effect on the income statement.
A portion of this effect would be recognized as other comprehensive income since a portion of the Company’s borrowings was used as cash flow hedge of the foreign exchange rate risk of a portion of its highly probable future sales in US dollars (see Hedge Accounting - Cash Flow Hedge below for details).

	June 30, 2020
	(unaudited)
	Functional currency
Net monetary position	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
US Dollar	(25,724)	(40,298)	1,500	—	(64,522)
(Decrease) or increase in Profit before income tax	(25,724)	(40,298)	1,500	—	(64,522)

Hedge Accounting - Cash flow hedge

Effective July 1, 2013, the Group formally documented and designated cash flow hedging relationships to hedge the foreign exchange rate risk of a portion of its highly probable future sales in US dollars using a portion of its borrowings denominated in US dollars, currency forwards and foreign currency floating-to-fixed interest rate swaps.

The Group expects that the cash flows will occur and affect profit or loss between 2020 and 2024.

For the period ended June 30, 2020, a loss before income tax of US$ 39,057 was recognized in other comprehensive income and a loss of US$ 11,108 was reclassified from equity to profit or loss within “Financial results, net”.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2. Financial risk management (continued)

•Interest rate risk

The following table shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary issuing the loans at June 30, 2020 (all amounts are shown in US dollars):

	June 30, 2020
	(unaudited)
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Fixed rate:
Argentine Peso	64,751	—	—	—	64,751
Brazilian Reais	—	28,261	—	—	28,261
US Dollar	66,022	80,603	10,280	505,037	661,942
Subtotal Fixed-rate borrowings	130,773	108,864	10,280	505,037	754,954
Variable rate:
Brazilian Reais	—	127,614	—	—	127,614
US Dollar	91,818	3,499	—	—	95,317
Subtotal Variable-rate borrowings	91,818	131,113	—	—	222,931
Total borrowings as per analysis	222,591	239,977	10,280	505,037	977,885

At June 30, 2020, if interest rates on floating-rate borrowings had been 1% higher (or lower) with all other variables held constant, Profit before income tax for the period would decrease as follows:

	June 30, 2020
	(unaudited)
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Total
Variable rate:
Brazilian Reais	—	(1,276)	(1,276)
US Dollar	(918)	(35)	(953)
Decrease in profit before income tax	(918)	(1,311)	(2,229)

•Credit risk

As of June 30, 2020, nine banks accounted for more than 85% of the total cash deposited (Banco ABC, J.P. Morgan, Banco Safra, Banco do Brasil, Itaú Nassau, Banco Itaú, HSBC, Banco Bradesco and Credit Agricole).

•Derivative financial instruments

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2. Financial risk management (continued)

The following table shows the outstanding positions for each type of derivative contract as of June 30, 2020:

▪ Futures / Options

	June 30, 2020
Type of	Quantities (thousands) (**)	Notional	Market	Profit / (Loss) (*)
derivative contract		amount	Value Asset/ (Liability)
			(unaudited)	(unaudited)
Futures:
Sale
Corn	64	8,050	(174)	(174)
Soybean	25	3,820	96	96
Wheat	(13)	(2,306)	30	30
Sugar	57	16,693	4	2,981
Ethanol	3	1,003	(42)	(43)
Options:
Buy put
Corn	10	72	58	(14)
Sell call
Corn	10	(62)	(71)	(9)
Total	156	27,270	(99)	2,867

(*) Included in line "Gain / (Loss) from commodity derivative financial instruments" Note 8.
(**) All quantities expressed in tons except otherwise indicated.

Commodity future contract fair values are computed with reference to quoted market prices on future exchanges.

▪ Other derivative financial instruments

As of June 30, 2020, the Group has floating-to-fixed interest rate swap, foreign currency fixed-to-floating interest rate swap and foreign currency floating-to fixed interest rate swap agreements, which were also outstanding as of December 31, 2019.

During the periods ended June 30, 2020 and 2019, the Group entered into several currency forward contracts with Brazilian banks in order to hedge the fluctuation of the Brazilian Reais against US Dollar for a total notional amount of US$ 17.1 million and US$ 1.7 million, respectively. Those contracts entered in 2020 had maturity dates between July and October 2020. The outstanding contracts resulted in the recognition of a loss of US$ 1.87 million in the period ended June 30, 2020.

During the periods ended on June 30, 2020 and 2019, the Group entered into several currency forward contracts in order to hedge the fluctuation of the US Dollar against Euro for a total notional amount of US$ 0.2 million and US$ 1.3 million, respectively. The currency forward contracts maturity date is September 2020, and between August and September 2019, respectively. The outstanding contracts resulted in the recognition of a loss of US$ 0.002 and US$ 0.01 million, respectively.

During the period ended on June 30, 2020, the Group entered into several currency forward contracts with Argentinian banks in order to hedge the fluctuation of the Argentinian peso against US Dollar for a total notional amount of US$ 14 million. The currency forward contracts maturity date is October 2020. The outstanding contracts resulted in the recognition of a loss of US$ 0.22 million in 2020.

Gain and losses on currency forward contracts are included within “Financial results, net” in the statement of income.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3. Segment information

IFRS 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM evaluates the business based on the differences in the nature of its operations, products and services. The amount reported for each segment item is the measure reported to the CODM for these purposes.

The Group operates in three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation.

•The Group’s ‘Farming’ line of business is further comprised of three reportable segments:

▪ The Group’s ‘Crops’ Segment consists of planting, harvesting, sale and processing grains, oilseeds and fibers (including wheat, corn, soybeans, cotton, sunflowers and peanuts, among others), and to a lesser extent the provision of grain warehousing/conditioning, handling and drying services to third parties, and the purchase and sale of crops produced by third parties crops. Each underlying crop in the Crops segment does not represent a separate operating segment. Management seeks to maximize the use of the land through the cultivation of one or more type of crops. Types and surface amount of crops cultivated may vary from harvest year to harvest year depending on several factors, some of them out of the Group´s control. Management is focused on the long-term performance of the productive land, and to that extent, the performance is assessed considering the aggregated combination, if any, of crops planted in the land. A single manager is responsible for the management of operating activity of all crops rather than for each individual crop.

▪ The Group’s ‘Rice’ Segment consists of planting, harvesting, processing and marketing of rice;

▪ The Group’s ‘Dairy’ Segment consists of the production and sale of raw milk and industrialized products, including UHT, cheese and powder milk among others;

▪ The Group’s ‘All Other Segments’ column consists of the aggregation of the remaining non-reportable operating segments, which do not meet the quantitative thresholds for disclosure and for which the Group's management does not consider them to be significance Coffee and Cattle.

•The Group’s ‘Sugar, Ethanol and Energy’ Segment consists of cultivating sugarcane which is processed in owned sugar mills, transformed into ethanol, sugar and electricity and marketed;

•The Group’s ‘Land Transformation’ Segment comprises the (i) identification and acquisition of underdeveloped and undermanaged farmland businesses; and (ii) realization of value through the strategic disposition of assets (generating profits). (For disposals and acquisitions see Note 27).

Total segment assets and liabilities are measured in a manner consistent with that of the consolidated financial statements. These assets and liabilities are allocated based on the operations of the segment and the physical location of the asset.

Effective July 1, 2018, the Group applied IAS 29 “Financial Reporting in Hyperinflationary Economies” (“IAS 29”) to its operations in Argentina. IAS 29 “Financial Reporting in Hyperinflationary Economies” requires that the financial statements of entities whose functional currency is that of a hyperinflationary economy be adjusted for the effects of changes in the general price index and be expressed in terms of the current unit of measurement at the closing date of the reporting period (“inflation accounting”). In order to determine whether an economy is classified as hyperinflationary, IAS 29 sets forth a series of factors to be considered, including whether the amount of cumulative inflation nears or exceeds a threshold of 100%. Accordingly, Argentina has been classified as a hyperinflationary economy under the terms of IAS 29 from July 1, 2018.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3. Segment information (continued)

According to IAS 29, all Argentine Peso-denominated non-monetary items in the statement of financial position are adjusted by applying a general price index from the date they were initially recognized to the end of the reporting period. Likewise, all Argentine Peso-denominated items in the statement of income should be expressed in terms of the measuring unit current at the end of the reporting period, consequently, income statement items are adjusted by applying a general price index on a monthly basis from the dates they were initially recognized in the financial statements to the end of the reporting period. This process is called “re-measurement”.

Once the re-measurement process is completed, all Argentine Peso denominated accounts are translated into U.S. Dollars, the Group’s reporting currency, applying the guidelines in IAS 21 “The Effects of Changes in Foreign Exchange Rates”(“IAS 21”). IAS 21 requires that amounts be translated at the closing rate at the date of the most recent statement of financial position. This process is called “translation”.

The re-measurement and translation processes are applied on a monthly basis until year-end. Due to this process, the re-measured and translated results of operations for a given month are subject to change until year-end, affecting comparison and analysis.

Following the adoption of IAS 29 to the Argentine operations of the Group, management revised the information reviewed by the CODM. Accordingly, as from July 1, 2018, (commencement of hyper-inflation accounting in Argentina), the information provided to the CODM departs from the application of IAS 29 and IAS 21 re-measurement and translation processes as follows. The segment results of the Argentinean operations for each reporting period were adjusted for inflation and translated into the Group’s reporting currency using the reporting period average exchange rate. The translated amounts were not subsequently re-measured and translated in accordance with the IAS 29 and IAS 21 procedures outlined above. From January 1, 2018 through June 30, 2018, the Group’s segment results were still based on the IFRS measurement principles adopted until June 30, 2018.

In order to evaluate the economic performance of businesses on a monthly basis, results of operations in Argentina are based on monthly data that have been adjusted for inflation and converted into the average exchange rate of the U.S. Dollar each month. These already converted figures are subsequently not readjusted and reconverted as described above under IAS 29 and IAS 21. It should be noted that this translation methodology for evaluating segment information is the same that the company uses to translate results of operation from its other subsidiaries from other countries that have not been designated hyperinflationary economies because it allows for a more accurate analysis of the economic performance of its business as a whole.

The Group’s CODM believes that the exclusion of the re-measurement and translation processes from the segment reporting structure allows for a more useful presentation and facilitates period-to-period comparison and performance analysis.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3. Segment information (continued)

The following tables show a reconciliation of each reportable segment for the six-month period ended June 30, 2020 and June 30, 2019, as per the information reviewed by the CODM and the reportable segment measured in accordance with IAS 29 and IAS 21 as per the consolidated financial statements.

	June 30, 2020
	Crops			Rice			Dairy
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	85,542	(1,563)	83,979	57,886	(948)	56,938	65,144	(1,758)	63,386
Cost of goods and services rendered	(80,091)	1,446	(78,645)	(44,902)	549	(44,353)	(57,109)	1,533	(55,576)
Initial recognition and changes in fair value of biological assets and agricultural produce	24,376	(831)	23,545	17,730	(824)	16,906	6,775	(270)	6,505
Gain from changes in net realizable value of agricultural produce after harvest	5,232	(58)	5,174	—	—	—	(1)	—	(1)
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	35,059	(1,006)	34,053	30,714	(1,223)	29,491	14,809	(495)	14,314
General and administrative expenses	(3,055)	101	(2,954)	(3,279)	121	(3,158)	(2,364)	95	(2,269)
Selling expenses	(9,392)	229	(9,163)	(8,009)	227	(7,782)	(7,080)	255	(6,825)
Other operating income, net	(1,952)	(88)	(2,040)	476	(17)	459	(388)	7	(381)
Profit from Operations Before Financing and Taxation	20,660	(764)	19,896	19,902	(892)	19,010	4,977	(138)	4,839

Depreciation of Property, plant and equipment and amortization of Intangible assets	(2,641)	97	(2,544)	(3,532)	131	(3,401)	(3,210)	119	(3,091)
Net gain from Fair value adjustment of Investment property	—	—	—	—	—	—	—	—	—

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3. Segment information (continued)

	June 30, 2020
	All other segments			Land transformation			Corporate			Total
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	588	(20)	568	—	—	—	—	—	—	342,272	(4,289)	337,983
Cost of goods and services rendered	(377)	12	(365)	—	—	—	—	—	—	(273,783)	3,540	(270,243)
Initial recognition and changes in fair value of biological assets and agricultural produce	(320)	11	(309)	—	—	—	—	—	—	56,694	(1,914)	54,780
Gain from changes in net realizable value of agricultural produce after harvest	—	—	—	—	—	—	—	—	—	5,231	(58)	5,173
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	(109)	3	(106)	—	—	—	—	—	—	130,414	(2,721)	127,693
General and administrative expenses	(60)	2	(58)	—	—	—	(8,975)	312	(8,663)	(25,502)	631	(24,871)
Selling expenses	(56)	3	(53)	—	—	—	(129)	6	(123)	(41,201)	720	(40,481)
Other operating income, net	1,179	(10)	1,169	2,084	(27)	2,057	22	(2)	20	12,840	(137)	12,703
Profit from Operations Before Financing and Taxation	954	(2)	952	2,084	(27)	2,057	(9,082)	316	(8,766)	76,551	(1,507)	75,044

Depreciation of Property, plant and equipment and amortization of Intangible assets	(72)	2	(70)	—	—	—	(225)	9	(216)	(58,938)	358	(58,580)
Net gain from Fair value adjustment of Investment property	1,185	(10)	1,175	—	—	—	—	—	—	1,185	(10)	1,175

Sugar, Ethanol and Energy segment have not been reconciliated due to the lack of differences.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3. Segment information (continued)

	June 30, 2019
	Crops			Rice			Dairy
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	72,946	2,710	75,656	59,136	1,182	60,318	29,756	1,583	31,339
Cost of goods and services rendered	(73,543)	(2,783)	(76,326)	(44,674)	(416)	(45,090)	(26,426)	(1,362)	(27,788)
Initial recognition and changes in fair value of biological assets and agricultural produce	22,312	1,680	23,992	14,742	743	15,485	5,535	371	5,906
Gain from changes in net realizable value of agricultural produce after harvest	(2,708)	106	(2,602)	—	—	—	—	—	—
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	19,007	1,713	20,720	29,204	1,509	30,713	8,865	592	9,457
General and administrative expenses	(2,451)	(161)	(2,612)	(3,415)	(205)	(3,620)	(1,883)	(110)	(1,993)
Selling expenses	(3,851)	(185)	(4,036)	(12,557)	(709)	(13,266)	(1,988)	(137)	(2,125)
Other operating income, net	(6,413)	23	(6,390)	266	19	285	282	15	297
Profit from Operations Before Financing and Taxation	6,292	1,390	7,682	13,498	614	14,112	5,276	360	5,636

Depreciation of Property, plant and equipment and amortization of Intangible assets	(2,143)	(139)	(2,282)	(3,614)	(208)	(3,822)	(2,167)	(138)	(2,305)
Net gain from Fair value adjustment of Investment property	—	—	—	—	—	—	—	—	—

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3. Segment information (continued)

	June 30, 2019
	All other segments			Land transformation			Corporate			Total
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	782	54	836	—	—	—	—	—	—	382,072	5,529	387,601
Cost of goods and services rendered	(526)	(40)	(566)	—	—	—	—	—	—	(288,594)	(4,601)	(293,195)
Initial recognition and changes in fair value of biological assets and agricultural produce	(142)	(15)	(157)	—	—	—	—	—	—	48,689	2,779	51,468
Gain from changes in net realizable value of agricultural produce after harvest	—	—	—	—	—	—	—	—	—	(2,708)	106	(2,602)
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	114	(1)	113	—	—	—	—	—	—	139,459	3,813	143,272
General and administrative expenses	(85)	(8)	(93)	—	—	—	(9,304)	(542)	(9,846)	(28,590)	(1,026)	(29,616)
Selling expenses	(72)	(12)	(84)	—	—	—	(242)	(15)	(257)	(47,075)	(1,058)	(48,133)
Other operating income, net	(3,444)	(47)	(3,491)	—	—	—	(373)	(11)	(384)	(8,681)	(1)	(8,682)
Profit from Operations Before Financing and Taxation	(3,487)	(68)	(3,555)	—	—	—	(9,919)	(568)	(10,487)	55,113	1,728	56,841

Depreciation of Property, plant and equipment and amortization of Intangible assets	(94)	(6)	(100)	—	—	—	—	—	—	(78,717)	(491)	(79,208)
Net gain from Fair value adjustment of Investment property	(3,437)	(45)	(3,482)	—	—	—	—	—	—	(3,437)	(45)	(3,482)

Sugar, Ethanol and Energy segment have not been reconciliated due to the lack of differences.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3. Segment information (continued)
Segment analysis for the six-month period ended June 30, 2020 (unaudited)

	Farming					Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	All Other Segments	Farming subtotal
Sales of goods and services rendered	85,542	57,886	65,144	588	209,160	133,112	—	—	342,272
Cost of goods sold and services rendered	(80,091)	(44,902)	(57,109)	(377)	(182,479)	(91,304)	—	—	(273,783)
Initial recognition and changes in fair value of biological assets and agricultural produce	24,376	17,730	6,775	(320)	48,561	8,133	—	—	56,694
Changes in net realizable value of agricultural produce after harvest	5,232	—	(1)	—	5,231	—	—	—	5,231
Margin on manufacturing and agricultural activities before operating expenses	35,059	30,714	14,809	(109)	80,473	49,941	—	—	130,414
General and administrative expenses	(3,055)	(3,279)	(2,364)	(60)	(8,758)	(7,769)	—	(8,975)	(25,502)
Selling expenses	(9,392)	(8,009)	(7,080)	(56)	(24,537)	(16,535)	—	(129)	(41,201)
Other operating income, net	(1,952)	476	(388)	1,179	(685)	11,419	2,084	22	12,840
Profit / (loss) from operations before financing and taxation	20,660	19,902	4,977	954	46,493	37,056	2,084	(9,082)	76,551

Depreciation of Property, plant and equipment and amortization of Intangible assets	(2,641)	(3,532)	(3,210)	(72)	(9,455)	(49,258)	—	(225)	(58,938)
Net gain from Fair value adjustment of Investment property	—	—	—	1,185	1,185	—	—	—	1,185
Reverse of revaluation surplus derived from the disposals of assets before taxes	—	—	—	—	—	—	8,008	—	8,008
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	14,186	8,058	(2,679)	706	20,271	8,007	—	—	28,278
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	10,190	9,672	9,454	(1,026)	28,290	126	—	—	28,416
Changes in net realizable value of agricultural produce after harvest (unrealized)	1,060	—	—	—	1,060	—	—	—	1,060
Changes in net realizable value of agricultural produce after harvest (realized)	4,172	—	(1)	—	4,171	—	—	—	4,171

Farmlands and farmland improvements, net	463,279	141,864	1,998	52,833	659,974	63,593	—	—	723,567
Machinery, equipment, building and facilities, and other fixed assets, net	39,211	20,249	69,805	451	129,716	210,665	—	—	340,381
Bearer plants, net	622	—	—	—	622	236,988	—	—	237,610
Work in progress	2,228	20,351	16,857	1,293	40,729	15,058	—	—	55,787
Right of use asset	5,075	2,523	220	—	7,818	192,214	—	511	200,543
Investment property	—	—	—	34,295	34,295	—	—	—	34,295
Goodwill	9,556	789	3,756	—	14,101	3,986	—	—	18,087
Biological assets	12,593	4,462	11,743	3,723	32,521	53,903	—	—	86,424
Finished goods	34,966	3,408	5,023	—	43,397	31,198	—	—	74,595
Raw materials, Stocks held by third parties and others	35,627	26,362	8,025	387	70,401	19,972	—	—	90,373
Total segment assets	603,157	220,008	117,427	92,982	1,033,574	827,577	—	511	1,861,662
Borrowings	72,286	71,833	186,087	—	330,206	587,819	—	59,860	977,885
Lease liabilities	5,705	2,633	267	—	8,605	170,784	—	523	179,912
Total segment liabilities	77,991	74,466	186,354	—	338,811	758,603	—	60,383	1,157,797
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3. Segment information (continued)
Segment analysis for the six-month period ended June 30, 2019 (unaudited)

	Farming					Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	All Other Segments	Farming subtotal
Sales of goods and services rendered	72,946	59,136	29,756	782	162,620	219,452	—	—	382,072
Cost of goods sold and services rendered	(73,543)	(44,674)	(26,426)	(526)	(145,169)	(143,425)	—	—	(288,594)
Initial recognition and changes in fair value of biological assets and agricultural produce	22,312	14,742	5,535	(142)	42,447	6,242	—	—	48,689
Changes in net realizable value of agricultural produce after harvest	(2,708)	—	—	—	(2,708)	—	—	—	(2,708)
Margin on manufacturing and agricultural activities before operating expenses	19,007	29,204	8,865	114	57,190	82,269	—	—	139,459
General and administrative expenses	(2,451)	(3,415)	(1,883)	(85)	(7,834)	(11,452)	—	(9,304)	(28,590)
Selling expenses	(3,851)	(12,557)	(1,988)	(72)	(18,468)	(28,365)	—	(242)	(47,075)
Other operating income / (loss), net	(6,413)	266	282	(3,444)	(9,309)	(353)	1,354	(373)	(8,681)
Profit / (loss) from operations before financing and taxation	6,292	13,498	5,276	(3,487)	21,579	42,099	1,354	(9,919)	55,113

Depreciation of Property, plant and equipment and amortization of Intangible assets	(2,143)	(3,614)	(2,167)	(94)	(8,018)	(70,699)	—	—	(78,717)
Net gain from Fair value adjustment of Investment property	—	—	—	(3,437)	(3,437)	—	—	—	(3,437)
Reverse of revaluation surplus derived from the disposals of assets before taxes	—	—	—	—	—	—	8,022	—	8,022
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	17,269	9,434	(1,763)	968	25,908	2,946	—	—	28,854
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	5,043	5,308	7,298	(1,110)	16,539	3,296	—	—	19,835
Changes in net realizable value of agricultural produce after harvest (unrealized)	(4,580)	—	—	—	(4,580)	—	—	—	(4,580)
Changes in net realizable value of agricultural produce after harvest (realized)	1,872	—	—	—	1,872	—	—	—	1,872

As of December 31, 2019:
Farmlands and farmland improvements, net	474,922	142,864	611	52,874	671,271	63,594	—	—	734,865
Machinery, equipment, building and facilities, and other fixed assets, net	29,038	25,425	74,403	507	129,373	316,304	—	—	445,677
Bearer plants, net	592	—	—	—	592	252,928	—	—	253,520
Work in progress	11,457	15,669	15,394	1,214	43,734	15,424	—	—	59,158
Right of use assets	4,378	567	371	—	5,316	231,832	—	905	238,053
Investment property	—	—	—	34,295	34,295	—	—	—	34,295
Goodwill	9,896	3,890	—	817	14,603	5,417	—	—	20,020
Biological assets	38,404	21,484	11,521	3,673	75,082	55,354	—	—	130,436
Finished goods	17,830	5,805	4,779	—	28,414	36,864	—	—	65,278
Raw materials, Stocks held by third parties and others	17,187	4,876	5,156	90	27,309	20,203	—	—	47,512
Total segment assets	603,704	220,580	112,235	93,470	1,029,989	997,920	—	905	2,028,814
Borrowings	28,045	45,602	100,262	—	173,909	240,001	—	554,370	968,280
Lease liabilities	4,857	490	378	—	5,725	209,700	—	959	216,384
Total segment liabilities	32,902	46,092	100,640	—	179,634	449,701	—	555,329	1,184,664

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4. Sales

	June 30, 2020	June 30, 2019
	(unaudited)
Sales of manufactured products and services rendered:
Ethanol	83,163	155,261
Sugar	34,905	37,423
Energy (*)	15,475	27,287
Peanut	16,537	4,625
Sunflower	4,621	2,911
Rice	54,944	58,500
Fluid milk (UHT)	30,402	15,331
Powder milk	17,832	3,416
Other dairy products	7,189	5,884
Soybean oil and meal	—	1,191
Services	2,330	1,386
Rental income	219	294
Others	2,966	1,627
	270,583	315,136
Sales of agricultural produce and biological assets:
Soybean (*)	28,206	18,170
Corn	24,453	36,481
Wheat	6,310	8,391
Sunflower	582	1,100
Barley	—	1,042
Seeds	180	117
Milk	4,224	5,059
Cattle	365	—
Cattle for dairy	1,052	1,437
Others	2,028	668
	67,400	72,465
Total sales	337,983	387,601

(*) Includes sales mhw of energy and soybean produced by third parties for an amount of US$ 5 million, US$ 5 million, respectively.

Commitments to sell commodities at a future date

The Group entered into contracts to sell non-financial instruments, mainly, sugar, soybean and corn through sales forward contracts. Those contracts are held for purposes of delivery the non-financial instrument in accordance with the Group’s expected sales. Accordingly, as the own use exception criteria are met, those contracts are not recorded as derivatives.

The notional amount of these contracts is US$ 103 million as of June 30, 2020 (June 30, 2019: US$ 89 million) comprised primarily of 226,575 tons of sugar (US$ 66.2 million), 904 tons of ethanol (US$ 0.35 million), 461,834 tons of energy (US$ 20.43 million), 26,437 tons of soybean (US$ 6.1 million), 56,163 tons of corn (US$ 8 million) and 10,662 tons of wheat (US$ 1.8 million) which expire between July 2020 and December 2020.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5. Cost of goods sold and services rendered
As of June 30, 2020 :

	June 30, 2020
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of 2020 (Note 18)	17,830	5,805	4,779	—	36,864	65,278
Cost of production of manufactured products (Note 6)	14,818	44,998	50,458	—	96,093	206,367
Purchases	5,340	149	264	—	3,341	9,094
Agricultural produce	97,568	—	5,276	365	—	103,209
Transfer to raw material	(36,666)	(2,797)	—	—	—	(39,463)
Direct agricultural selling expenses	10,145	—	—	—	—	10,145
Tax recoveries (i)	—	—	—	—	(8,913)	(8,913)
Changes in net realizable value of agricultural produce after harvest	5,174	—	(1)	—	—	5,173
Finished goods as of June 30, 2020 (Note 18)	(34,966)	(3,408)	(5,023)	—	(31,198)	(74,595)
Exchange differences	(598)	(394)	(177)	—	(4,883)	(6,052)
Cost of goods sold and services rendered, and direct agricultural selling expenses period	78,645	44,353	55,576	365	91,304	270,243
(i): Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

As of June 30, 2019:

	June 30, 2019
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of 2019	29,144	9,507	1,170	—	39,937	79,758
Cost of production of manufactured products (Note 6)	13,013	40,084	24,531	—	153,291	230,919
Purchases	21,216	406	40	—	16,905	38,567
Agricultural produce	79,496	—	5,940	566	—	86,002
Transfer to raw material	(26,105)	—	—	—	—	(26,105)
Direct agricultural selling expenses	7,380	—	—	—	—	7,380
Tax recoveries (i)	—	—	—	—	(13,329)	(13,329)
Changes in net realizable value of agricultural produce after harvest	(2,602)	—	—	—	—	(2,602)
Finished goods as of June 30, 2019	(46,869)	(5,906)	(3,994)	—	(53,694)	(110,463)
Exchange differences	1,653	999	101	—	315	3,068
Cost of goods sold and services rendered, and direct agricultural selling expenses period	76,326	45,090	27,788	566	143,425	293,195
(i): Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6. Expenses by nature

The following table provides the additional disclosure required on the nature of expenses and their relationship to the function within the Group:

Expenses by nature for the period ended June 30, 2020:

	Cost of production of manufactured products (Note 5)						General and Administrative Expenses	Selling Expenses	Total
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	1,133	2,503	3,667	—	10,126	17,429	11,392	2,480	31,301
Raw materials and consumables	72	2,484	8,067	—	3,187	13,810	—	—	13,810
Depreciation and amortization	1,454	982	1,312	—	33,342	37,090	6,099	429	43,618
Depreciation of right-of-use assets	—	56	218	—	3,244	3,518	1,625	9	5,152
Fuel, lubricants and others	87	39	1,065	—	6,256	7,447	196	83	7,726
Maintenance and repairs	265	546	636	—	4,489	5,936	451	276	6,663
Freights	28	3,018	824	—	339	4,209	—	11,504	15,713
Export taxes / selling taxes	—	—	—	—	—	—	—	15,262	15,262
Export expenses	—	—	—	—	—	—	—	3,043	3,043
Contractors and services	247	51	25	—	1,604	1,927	—	—	1,927
Energy transmission	—	—	—	—	—	—	—	1,078	1,078
Energy power	407	655	976	—	488	2,526	76	58	2,660
Professional fees	14	21	46	—	149	230	2,855	434	3,519
Other taxes	10	43	44	—	467	564	226	13	803
Contingencies	—	—	—	—	—	—	445	—	445
Lease expense and similar arrangements	78	89	76	—	—	243	236	333	812
Third parties raw materials	1,747	2,419	18,105	—	2,615	24,886	—	—	24,886
Tax recoveries	—	—	—	—	(483)	(483)	—	—	(483)
Others	628	606	935	—	14	2,183	1,270	5,479	8,932
Subtotal	6,170	13,512	35,996	—	65,837	121,515	24,871	40,481	186,867
Own agricultural produce consumed	8,648	31,486	14,462	—	30,256	84,852	—	—	84,852
Total	14,818	44,998	50,458	—	96,093	206,367	24,871	40,481	271,719

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6. Expenses by nature (continued)

Expenses by nature for the period ended June 30, 2019:

	Cost of production of manufactured products (Note 5)						General and Administrative Expenses	Selling Expenses	Total
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	823	2,817	1,433	—	17,592	22,665	14,028	3,168	39,861
Raw materials and consumables	309	3,931	3,180	—	4,180	11,600	—	—	11,600
Depreciation and amortization	967	1,095	658	—	52,066	54,786	6,278	76	61,140
Depreciation of right-of-use assets	—	4	125	—	2,639	2,768	582	3	3,353
Fuel, lubricants and others	133	55	374	—	12,490	13,052	366	122	13,540
Maintenance and repairs	(43)	597	428	—	9,125	10,107	1,007	314	11,428
Freights	58	1,872	692	—	444	3,066	—	10,541	13,607
Export taxes / selling taxes	—	—	—	—	—	—	—	23,367	23,367
Export expenses	—	—	—	—	—	—	—	2,587	2,587
Contractors and services	609	99	156	—	4,840	5,704	—	—	5,704
Energy transmission	—	—	—	—	—	—	—	1,635	1,635
Energy power	337	896	402	—	634	2,269	161	60	2,490
Professional fees	6	22	36	—	(239)	(175)	4,093	283	4,201
Other taxes	—	76	20	—	923	1,019	282	1,905	3,206
Contingencies	—	—	—	—	—	—	364	—	364
Lease expense and similar arrangements	23	155	54	—	—	232	636	49	917
Third parties raw materials	1,359	4,764	3,422	—	3,336	12,881	—	—	12,881
Tax recoveries	—	—	—	—	(1,275)	(1,275)	—	—	(1,275)
Others	157	569	102	—	510	1,338	1,819	4,023	7,180
Subtotal	4,738	16,952	11,082	—	107,265	140,037	29,616	48,133	217,786
Own agricultural produce consumed	8,275	23,132	13,449	—	46,026	90,882	—	—	90,882
Total	13,013	40,084	24,531	—	153,291	230,919	29,616	48,133	308,668

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

7. Salaries and social security expenses

	June 30, 2020	June 30, 2019
	(unaudited)
Wages and salaries	44,445	54,044
Social security costs	13,801	17,556
Equity-settled share-based compensation	1,579	1,623
	59,825	73,223

8. Other operating income / (loss), net

	June 30, 2020	June 30, 2019
	(unaudited)
Gain from disposals of farmland and other assets (Note 27)	2,057	1,472
Gain / (Loss) from commodity derivative financial instruments	5,660	(2,657)
Gain from disposal of other property items	1,636	183
Net gain / (loss) from fair value adjustment of Investment property	1,175	(3,482)
Others	2,175	(4,198)
	12,703	(8,682)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

9. Financial results, net

	June 30, 2020	June 30, 2019
	(unaudited)
Finance income:
- Interest income	3,376	3,646
- Gain from interest rate/foreign exchange rate derivative financial instruments	—	278
- Other income	2,847	841
Finance income	6,223	4,765

Finance costs:
- Interest expense	(32,358)	(30,970)
- Finance cost related to lease liabilities	(6,991)	(3,587)
- Cash flow hedge – transfer from equity	(11,108)	(11,981)
- Foreign exchange losses, net	(136,359)	(12,897)
- Taxes	(2,445)	(1,820)
- Loss from interest rate/foreign exchange rate derivative financial instruments	(2,150)	—
- Other expenses	(1,832)	(3,151)
Finance costs	(193,243)	(64,406)
Other financial results - Net gain of inflation effects on the monetary items	25,676	42,016
Total financial results, net	(161,344)	(17,625)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10. Taxation

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

	June 30, 2020	June 30, 2019
	(unaudited)
Current income tax	(1,546)	952
Deferred income tax	21,341	(19,141)
Income tax benefit / (expense)	19,795	(18,189)

During 2017, the Argentine Government introduced changes in the income tax. The income tax enforce is 30% for the years 2018 and 2019, and will be 25% from 2020 onwards. There has been no other changes in the statutory tax rates in the countries where the Group operates since December 31, 2019.

The gross movement on the deferred income tax account is as follows:

	June 30, 2020	June 30, 2019
	(unaudited)
Beginning of period liability	(151,844)	(151,980)
Exchange differences	(840)	(14,322)
Effect of fair value valuation for farmlands	(13,948)	15,903
Acquisition of subsidiary (Note 27)	—	(4,958)
Disposal of farmland (Note 27)	1,976	2,743
Tax charge relating to cash flow hedge (i)	7,649	(812)
Others	470	12
Income tax benefit / (expense)	21,341	(19,141)
End of period liability	(135,196)	(172,555)

(i)It relates to the amount reclassified of US$ 11,108 loss and US$ 11,981 loss from equity to profit and loss for the six-month period ended June 30, 2020 and 2019, respectively.

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10. Taxation (continued)

	June 30, 2020	June 30, 2019
	(unaudited)
Tax calculated at the tax rates applicable to profits in the respective countries	29,242	(12,999)
Non-deductible items	(7,033)	(1,322)
Effect of the changes in the statutory income tax rate in Argentina	3,258	3,085
Non-taxable income	3,263	5,066
Tax losses where no deferred tax asset was recognized	—	(4)
Effect of IAS 29 on Argentina´s Shareholder´s equity and deferred income tax.	(7,917)	(11,439)
Unused tax losses	27	(203)
Others	(1,045)	(373)
Income tax benefit / (expense)	19,795	(18,189)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11. Property, plant and equipment

Changes in the Group’s property, plant and equipment for the six-month periods ended June 30, 2020 and 2019 were as follows:

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and Fittings	Bearer plants	Others	Work in progress	Total
Six-month period ended June 30, 2019
Opening net book amount.	780,184	16,324	188,622	205,148	232,956	6,301	50,904	1,480,439
Exchange differences	60,941	1,398	5,530	3,092	2,338	422	2,849	76,570
Additions	1,864	—	34,494	51,724	50,745	1,826	35,727	176,380
Revaluation surplus	(62,958)	—	—	—	—	—	—	(62,958)
Acquisition of subsidiaries	913	—	27,045	5,918	—	489	—	34,365
Transfers	—	937	3,526	12,225	—	11	(16,699)	—
Disposals	—	—	—	(935)	—	(25)	—	(960)
Disposal of subsidiaries	(10,770)	—	(571)	(22)	—	—	—	(11,363)
Reclassification to non-income tax credits (*)	—	—	—	(119)	—	—	—	(119)
Depreciation	—	(1,754)	(11,461)	(31,151)	(33,110)	(1,034)	—	(78,510)
Closing net book amount	770,174	16,905	247,185	245,880	252,929	7,990	72,781	1,613,844
At June 30, 2019 (unaudited)								.
Cost	770,174	35,053	414,939	790,861	533,132	24,334	72,781	2,641,274
Accumulated depreciation	—	(18,148)	(167,754)	(544,981)	(280,203)	(16,344)	—	(1,027,430)
Net book amount	770,174	16,905	247,185	245,880	252,929	7,990	72,781	1,613,844
Six-month period ended June 30, 2020
Opening net book amount	709,585	25,280	232,720	206,273	253,520	6,684	59,158	1,493,220
Exchange differences	(41,821)	(478)	(43,812)	(84,862)	(33,711)	(579)	(5,690)	(210,953)
Additions	—	—	8,060	37,556	36,530	1,200	19,107	102,453
Revaluation surplus	41,443	—	—	—	—	—	—	41,443
Transfers	—	752	7,605	8,403	—	28	(16,788)	—
Disposals	(9,633)	—	(16)	(979)	—	(4)	—	(10,632)
Reclassification to non-income tax credits (*)	—	—	—	(118)	—	—	—	(118)
Depreciation	—	(1,561)	(9,584)	(27,520)	(18,729)	(674)	—	(58,068)
Closing net book amount	699,574	23,993	194,973	138,753	237,610	6,655	55,787	1,357,345
At June 30, 2020 (unaudited)
Cost	699,574	45,161	385,564	751,024	575,879	24,561	55,787	2,537,550
Accumulated depreciation	—	(21,168)	(190,591)	(612,271)	(338,269)	(17,906)	—	(1,180,205)
Net book amount	699,574	23,993	194,973	138,753	237,610	6,655	55,787	1,357,345
(*) Brazilian federal tax law allows entities to take a percentage of the total cost of the assets purchased as a tax credit. As of June 30, 2020, ICMS tax credits were reclassified to trade and other receivables.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11. Property, plant and equipment (continued)

For all Farmlands with a total valuation of US$ 700 million as of June 30, 2020, the valuation was determined using sales Comparison Approach prepared by an independent expert. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premise being the price per hectare. (Level 3). The Group estimated that, other factors being constant, a 10% reduction on the Sales price for the period ended June 30, 2020 would have reduced the value of the Farmlands on US$ 69 million, which would impact, net of its tax effect on the "Revaluation surplus" item in the statement of Changes in Shareholders' Equity.

Depreciation charges are included in “Cost of production of Biological Assets”, “Cost of production of manufactures products”, “General and administrative expenses”, “Selling expenses” and capitalized in “Property, plant and equipment” for the six-month periods ended June 30, 2020 and 2019.

As of June 30, 2020, borrowing costs of US$ 3,532 (June 30, 2019: US$ 5,037) were capitalized as components of the cost of acquisition or construction of qualifying assets.

Certain of the Group’s assets have been pledged as collateral to secure the Group’s borrowings and other payables. The net book value of the pledged assets amounts to US$ 245,212 as of June 30, 2020.

12. Right of use assets

Changes in the Group’s right of use assets for the six-month periods ended June 30, 2020 and 2019 were as follows:

	Agricultural partnership (*)	Others	Total
	(unaudited)
Six-months period ended June 30, 2019
Adoption of IFRS 16	194,763	10,174	204,937
Exchange differences	39	(85)	(46)
Additions and Re-measurement	57,432	8,762	66,194
Depreciation	(18,860)	(3,122)	(21,982)
Closing net book amount	233,374	15,729	249,103

Six-months period ended June 30, 2020
Opening net book amount	219,837	18,216	238,053
Exchange differences	(60,281)	(4,961)	(65,242)
Additions and Re-measurement	40,066	8,177	48,243
Depreciation	(16,660)	(3,851)	(20,511)
Closing net book amount	182,962	17,581	200,543

(*) Agricultural partnership has an average of 6 years duration.

As of June 30, 2020 included within Right of use assets balances are US$ 713 related to the net book value of assets under finance leases.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

13. Investment property

Changes in the Group’s investment property for the six-month periods ended June 30, 2020 and 2019 were as follows:

	June 30, 2020	June 30, 2019
	(unaudited)
Beginning of the period	34,295	40,725
Gain / (loss) from fair value adjustment (Note 8)	1,175	(3,482)
Exchange differences	(1,175)	3,482
End of the period	34,295	40,725
Cost	34,295	40,725
Net book amount	34,295	40,725

For all Investment properties with a total valuation of US$ 34.3 million as of June 30, 2020, the valuation was determined using Sales Comparison Approach prepared by an independent expert. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premise being the price per hectare. (Level 3). The increase /decrease in the Fair value is recognized in the Statement of income under the line item "Other operating income, net". There were no changes of the valuation techniques during June 30, 2020 and 2019. The Group estimated that, other factors being constant, a 10% reduction on the Sales price for the period ended June 30, 2020 would have reduced the value of the Investment properties on US$ 3.4 million, which would impact the line item "Net gain from fair value adjustment ".

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

14. Intangible assets

Changes in the Group’s intangible assets in the six-month periods ended June 30, 2020 and 2019 were as follows:

	Goodwill	Software	Trademarks	Others	Total
Six-month period ended June 30, 2019
Opening net book amount	21,350	5,596	886	77	27,909
Exchange differences	1,352	315	—	3	1,670
Acquisition of subsidiary	—	66	—	—	66
Additions	—	799	7,208	53	8,060
Disposal	(635)	—	—	—	(635)
Amortization charge (i)	—	(645)	—	(53)	(698)
Closing net book amount	22,067	6,131	8,094	80	36,372
At June 30, 2019 (unaudited)
Cost	22,067	11,343	9,789	1,950	45,149
Accumulated amortization	—	(5,212)	(1,695)	(1,870)	(8,777)
Net book amount	22,067	6,131	8,094	80	36,372

Six-month period ended June 30, 2020
Opening net book amount	20,020	6,261	7,316	82	33,679
Exchange differences	(1,933)	(973)	(252)	(33)	(3,191)
Additions	—	642	—	64	706
Disposal	—	(47)	—	(47)	(94)
Amortization charge (i)	—	(477)	—	(35)	(512)
Closing net book amount	18,087	5,406	7,064	31	30,588
At June 30, 2020 (unaudited)
Cost	18,087	11,598	8,620	412	38,717
Accumulated amortization	—	(6,192)	(1,556)	(381)	(8,129)
Net book amount	18,087	5,406	7,064	31	30,588

(i) Amortization charges are included in “General and administrative expenses” and “Selling expenses” for the period ended June 30, 2020 and 2019, respectively.

The Group tests annually whether goodwill has suffered any impairment. The last impairment test of goodwill was performed as of September 30, 2019.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15. Biological assets

Changes in the Group’s biological assets in the six-month periods ended June 30, 2020 and 2019 were as follows:

	June 30, 2020
	Crops (i)	Rice (i)	Dairy	All other segments	Sugarcane (i)	Total
Beginning of the year	38,404	21,484	11,521	3,673	55,354	130,436
Increase due to purchases	—	—	—	351	—	351
Initial recognition and changes in fair value of biological assets	23,545	16,906	6,505	(309)	8,133	54,780
Decrease due to harvest / disposals	(97,568)	(51,651)	(15,953)	(364)	(31,823)	(197,359)
Decrease due to sales of agricultural produce	—	—	(4,224)	—	—	(4,224)
Costs incurred during the period	49,828	18,465	14,290	600	37,888	121,071
Exchange differences	(1,616)	(742)	(396)	(228)	(15,649)	(18,631)
End of the period (unaudited)	12,593	4,462	11,743	3,723	53,903	86,424

	June 30, 2019
	Crops (i)	Rice (i)	Dairy	All other segments	Sugarcane (i)	Total
Beginning of the year	27,347	17,173	10,298	3,094	47,475	105,387
Increase due to purchases	—	—	—	1,064	—	1,064
Initial recognition and changes in fair value of biological assets	23,992	15,485	5,906	(157)	6,242	51,468
Decrease due to harvest / disposals	(79,496)	(44,107)	(14,329)	(565)	(48,588)	(187,085)
Decrease due to sales of agricultural produce	—	—	(5,059)	—	—	(5,059)
Costs incurred during the period	46,350	13,104	14,652	1,207	52,690	128,003
Exchange differences	427	2,318	393	819	509	4,466
End of the period (unaudited)	18,620	3,973	11,861	5,462	58,328	98,244

(i)Biological assets that are measured at fair value within level 3 of the hierarchy.

The discounted cash flow valuation technique and the significant unobservable inputs used to calculate the fair value of these biological assets are consistent with those of the audited annual financial statements for the year ended December 31, 2019 described in Note 16. Please see Level 3 definition in Note 16 of these condensed consolidated interim financial statements.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15. Biological assets (continued)

Cost of production as of June 30, 2020:

	June 30, 2020
	(unaudited)
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	1,355	3,014	1,923	290	3,820	10,402
Depreciation and amortization	2	—	—	—	1,387	1,389
Depreciation of right-of-use assets	422	—	—	—	13,789	14,211
Fertilizers, agrochemicals and seeds	11,689	2,167	—	1	13,944	27,801
Fuel, lubricants and others	530	468	420	23	915	2,356
Maintenance and repairs	539	1,293	896	82	632	3,442
Freights	1,664	155	70	17	—	1,906
Contractors and services	16,925	9,001	—	2	2,873	28,801
Feeding expenses	—	—	5,595	25	—	5,620
Veterinary expenses	—	—	1,231	47	—	1,278
Energy power	27	916	456	3	—	1,402
Professional fees	55	897	68	1	174	1,195
Other taxes	625	69	4	27	27	752
Lease expense and similar arrangements	15,024	85	3	1	43	15,156
Others	971	400	306	—	284	1,961
Subtotal	49,828	18,465	10,972	519	37,888	117,672
Own agricultural produce consumed	—	—	3,318	81	—	3,399
Total	49,828	18,465	14,290	600	37,888	121,071

Cost of production as of June 30, 2019:

	June 30, 2019
	(unaudited)
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	1,523	3,411	2,250	291	4,711	12,186
Depreciation and amortization	—	—	—	—	2,102	2,102
Depreciation of right-of-use assets	—	—	—	—	18,629	18,629
Fertilizers, agrochemicals and seeds	13,656	1,054	—	1	20,993	35,704
Fuel, lubricants and others	549	392	517	56	1,466	2,980
Maintenance and repairs	596	1,268	824	141	955	3,784
Freights	1,154	171	47	84	—	1,456
Contractors and services	15,316	5,242	—	14	3,313	23,885
Feeding expenses	—	—	5,812	53	—	5,865
Veterinary expenses	—	—	1,106	115	—	1,221
Energy power	36	982	610	6	—	1,634
Professional fees	97	40	56	3	92	288
Other taxes	631	69	4	42	27	773
Lease expense and similar arrangements	11,432	14	1	5	—	11,452
Others	1,360	461	188	15	402	2,426
Subtotal	46,350	13,104	11,415	826	52,690	124,385
Own agricultural produce consumed	—	—	3,237	381	—	3,618
Total	46,350	13,104	14,652	1,207	52,690	128,003
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15. Biological assets (continued)

Biological assets as of June 30, 2020 and December 31, 2019 were as follows:

	June 30, 2020	December 31, 2019
	(unaudited)
Non-current
Cattle for dairy production	11,493	11,397
Breeding cattle	1,367	1,783
Other cattle	116	123
	12,976	13,303
Current
Breeding cattle	2,240	1,677
Other cattle	250	214
Sown land – crops	12,593	38,404
Sown land – rice	4,462	21,484
Sown land – sugarcane	53,903	55,354
	73,448	117,133
Total biological assets	86,424	130,436

16. Financial instruments

As of June 30, 2020, the financial instruments recognized at fair value on the statement of financial position comprise derivative financial instruments.

In the case of Level 1, valuation is based on unadjusted quoted prices in active markets for identical financial assets that the Group can refer to at the date of the statement of financial position. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. The financial instruments the Group has allocated to this level mainly comprise crop futures and options traded on the stock market. In the case of securities, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

Derivatives not traded on the stock market allocated to Level 2 are valued using models based on observable market data. For this, the Group uses inputs directly or indirectly observable in the market, other than quoted prices. If the financial instrument concerned has a fixed contract period, the inputs used for valuation must be observable for the whole of this period. The financial instruments the Group has allocated to this level mainly comprise interest-rate swaps and foreign-currency interest-rate swaps.

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors, which market players would consider in their pricing. The Group uses the best available information for this, including internal company data. The Group does not have financial instruments allocated to this level for any of the periods presented.

There were no transfer between any levels during the period.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16. Financial instruments (continued)

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of June 30, 2020 and their allocation to the fair value hierarchy:

	2020
	Level 1	Level 2	Total

Assets
Derivative financial instruments	409	—	409
Total assets	409	—	409
Liabilities
Derivative financial instruments	(508)	(1,716)	(2,224)
Total liabilities	(508)	(1,716)	(2,224)

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for this purpose, details of which may be obtained from the following table:

Class	Pricing Method	Parameters	Pricing Model	Level	Total

Futures	Quoted price	-	-	1	(86)

Options	Quoted price	-	-	1	(13)

NDF	Quoted price	Swap curve	Present value method	2	(1,716)
					(1,815)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17. Trade and other receivables, net

	June 30, 2020	December 31, 2019
	(unaudited)
Non current
Advances to suppliers	1,514	723
Income tax credits	5,017	5,240
Non-income tax credits (i)	14,851	16,895
Judicial deposits	2,178	2,596
Receivable from disposal of subsidiary	11,265	17,047
Other receivables	1,776	2,492
Non current portion	36,601	44,993
Current
Trade receivables	60,772	55,271
Less: Allowance for trade receivables	(3,681)	(3,773)
Trade receivables – net	57,091	51,498
Prepaid expenses	5,135	12,521
Advance to suppliers	16,547	14,417
Income tax credits	1,870	1,059
Non-income tax credits (i)	30,345	33,363
Receivable from disposal of subsidiary	4,984	5,716
Cash collateral	162	23
Other receivables	5,561	8,741
Subtotal	64,604	75,840
Current portion	121,695	127,338
Total trade and other receivables, net	158,296	172,331

(i) Includes US$ 118 for the six-month period ended June 30, 2020 reclassified from property, plant and equipment (for the year ended December 31, 2019: US$ 226).
The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not significant.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17. Trade and other receivables, net (continued)

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies (expressed in US dollars):

	June 30, 2020	December 31, 2019
	(unaudited)
Currency
US Dollar	47,285	37,131
Argentine Peso	44,517	45,520
Uruguayan Peso	403	999
Brazilian Reais	66,091	88,681
	158,296	172,331

As of June 30, 2020 trade receivables of US$ 12,797 (December 31, 2019: US$ 11,284) were past due but not impaired. The ageing analysis of these receivables indicates that US$ 92 and US$ 381 are over 6 months in June 30, 2020 and December 31, 2019, respectively.

The creation and release of allowance for trade receivables have been included in ‘Selling expenses’ in the statement of income. Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

The other classes within other receivables do not contain impaired assets.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.

18. Inventories

	June 30, 2020	December 31, 2019
	(unaudited)
Raw materials	90,368	47,501
Finished goods (Note 5) (i)	74,595	65,278
Others	5	11
	164,968	112,790

(i): Finished goods of Crops reportable segment are valued at fair value.

19. Cash and cash equivalents

	June 30, 2020	December 31, 2019
	(unaudited)
Cash at bank and on hand	111,444	124,701
Short-term bank deposits	124,815	165,575
	236,259	290,276

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

20. Shareholder´s contribution

	Number of shares (thousands)	Share capital and share premium
At January 1, 2019	122,382	1,084,076
Restricted shares vested	—	4,455
At June 30, 2019	122,382	1,088,531

At January 1, 2020	122,382	1,085,312
Restricted share vested	—	4,182
Purchase of own shares	—	(995)
At June 30, 2020	122,382	1,088,499
Share Repurchase Program

On September 12, 2013, the Board of Directors of the Company authorized a share repurchase program for up to 5% of its outstanding shares. The repurchase program has been renewed by the Board of Directors after each 12-month period. On August 13, 2019, the Board of Directors approved the renewal of the Program and extension of the term for an additional twelve-month period ending on September 23, 2020.

Repurchases of shares under the program may be made from time to time (i) in open market transactions in compliance with the trading conditions of Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, and applicable rules and regulations; and (ii) through privately negotiated transactions. The share repurchase program does not require Adecoagro to acquire any specific number or amount of shares and may be modified, suspended, reinstated or terminated at any time in the Company’s discretion and without prior notice. The size and the timing of repurchases will depend upon market conditions, applicable legal requirements and other factors.

As of June 30, 2020, the Company repurchased an aggregate of 9,402,806 shares under the program, of which 4,858,396 have been utilized to cover the exercise and granted of the Company’s employee stock option plan and restricted stock units plan. During the period ended June 30, 2020 and 2019 the Company repurchased shares for an amount of 285,059 and nil, respectively. The outstanding treasury shares as of June 30, 2020 totaled 4,550,470.

21. Equity-settled share-based payments

The Group has set a “2004 Incentive Option Plan” and a “2007/2008 Equity Incentive Plan” (collectively referred to as “Option Schemes”) under which the Group grants equity-settled options to senior managers and selected employees of the Group´s subsidiaries. Additionally, in 2010 the Group has set a “Adecoagro Restricted Share and Restricted Stock Unit Plan” (referred to as “Restricted Share Plan”) under which the Group grants restricted shares, or restricted stock units to senior and medium management and key employees of the Group’s subsidiaries.
(a)Option Schemes

No expense was accrued for both periods under the Options Schemes.

As of June 30, 2020, nil options (June 30, 2019: nil) were exercised, and nil options (June 30, 2019: nil) were forfeited, and 68,417 options were expired (June 30, 2019: 594,879).
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21. Equity-settled share-based payments (Continued)

(b)Restricted Share and Restricted Stock Unit Plan

As of June 30, 2020, the Group recognized compensation expense US$ 2.3 million related to the restricted shares granted under the Restricted Share Plan (June 30, 2019: US$ 1.8 million). For the six-month period ended June 30, 2020, 713,972 Restricted Shares were granted (June 30, 2019: 752,772), 578,204 were vested (June 30,2019: 476,847), and 14,264 Restricted Stock Units were forfeited (June 30, 2019: 5,055).

22. Trade and other payables

	June 30, 2020	December 31, 2019
	(unaudited)
Non-current
Payable from acquisition of property, plant and equipment (Note 27)	3,491	3,394
Other payables	156	205
	3,647	3,599
Current
Trade payables	75,459	90,594
Advances from customers	1,289	2,980
Taxes payable	6,257	9,086
Payables from acquisition of property, plant and equipment (Note 27)	278	3,596
Other payables	480	631
	83,763	106,887
Total trade and other payables	87,410	110,486

The fair values of current trade and other payables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other payables approximate their carrying amount, as the impact of discounting is not significant.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

23. Borrowings

	June 30, 2020	December 31, 2019
	(unaudited)
Non-current
Senior Notes (*)	496,787	496,564
Bank borrowings (*)	227,677	283,638
	724,464	780,202
Current
Senior Notes (*)	8,250	8,250
Bank overdrafts	20,244	27
Bank borrowings (*)	224,927	179,801
	253,421	188,078
Total borrowings	977,885	968,280

(*) The Group was in compliance with the related covenants under the respective loan agreements.

As of June 30, 2020, total bank borrowings include collateralized liabilities of US$ 289,043 (December 31, 2019:
US$ 210,525). These loans are mainly collateralized by property, plant and equipment sugarcane plantations, sugar export contracts and shares of certain subsidiaries of the Group.

Notes 2027

On September 21, 2017, the Company issued senior notes (the “Notes”) for US$ 500 million, at an annual nominal rate of 6%. The Notes will mature on September 21, 2027. Interest on the Notes are payable semi-annually in arrears on March 21 and September 21 of each year. The total proceeds nets of expenses was US$ 496.5 million.

The Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of our current and future subsidiaries, currently: Adeco Agropecuaria S.A., Adecoagro Brasil Participações S.A., Adecoagro Vale do Ivinhema S.A., Pilagá S.A. and Usina Monte Alegre Ltda. are the only Subsidiary Guarantors.

The Notes contain customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions.

Loan with International Finance Corporation (IFC)

In June 2020, our Argentine subsidiaries, Adeco Agropecuaria , Pilaga and L3N S.A. entered into a $100 million loan agreement with International Finance Corporation (IFC), member of the World Bank Group. The loan's tenor is eight years, including a two-year grace period, with a rate of LIBOR + 4%. As of the day of this report, no disbursement has been made.

The loan contains customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

23. Borrowings (continued)

The maturity of the Group's borrowings and the Group's exposure to fixed and variable interest rates is as follows:

	June 30, 2020	December 31, 2019
	(unaudited)
Fixed rate:
Less than 1 year	128,002	120,154
Between 1 and 2 years	53,545	46,247
Between 2 and 3 years	45,394	55,453
Between 3 and 4 years	31,226	40,725
Between 4 and 5 years	—	10,331
More than 5 years	496,787	595,550
	754,954	868,460
Variable rate:
Less than 1 year	125,419	67,924
Between 1 and 2 years	16,247	20,007
Between 2 and 3 years	6,377	7,197
Between 3 and 4 years	2,000	4,692
Between 4 and 5 years	—	—
More than 5 years	72,888	—
	222,931	99,820
	977,885	968,280

The breakdown of the Group´s borrowing by currency is included in Note 2 - Interest rate risk.

The carrying amount of short-term borrowings is approximate its fair value due to the short-term maturity. Long term borrowings subject to variable rate approximate their fair value. The fair value of long-term subject to fix rate do not significant differ from their fair value. The fair value (level 2) of the notes equals US$ 471 million, 94.19% of the nominal amount.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

24. Lease liabilities

	June 30, 2020	December 31, 2019
	(unaudited)
Lease liabilities
Non-current	145,953	174,570
Current	33,959	41,814
	179,912	216,384

The maturity of the Group's lease liabilities is as follows:

	June 30, 2020	December 31, 2019
Less than 1 year	33,959	41,814
Between 1 and 2 years	26,073	46,657
Between 2 and 3 years	26,759	28,197
Between 3 and 4 years	20,884	21,160
Between 4 and 5 years	17,312	18,426
More than 5 years	54,925	60,130
	179,912	216,384

25. Payroll and social security liabilities

	June 30, 2020	December 31, 2019
	(unaudited)
Non-current
Social security payable	888	1,209
	888	1,209
Current
Salaries payable	4,921	3,290
Social security payable	2,628	3,025
Provision for vacations	5,761	8,808
Provision for bonuses	4,581	10,085
	17,891	25,208
Total payroll and social security liabilities	18,779	26,417

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

26. Provisions for other liabilities

The Group is subject to several laws, regulations and business practices of the countries where it operates. In the ordinary course of business, the Group is subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, labor and social security, administrative and civil and other matters. The Group accrues liabilities when it is probable that future costs will be incurred and it can reasonably estimate them. The Group bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material effect on its results of operations and financial condition or liquidity. There have been no material changes to claimed amounts and current proceedings since December 31, 2019.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

27. Disposals and acquisitions

▪Acquisitions

In January 2019, the Company acquired, the remaining 50% of CHS Agro S.A. a joint venture between the Company and CHS Argentina S.A. After this acquisition, we own 100% of CHS Agro S.A. which has since been renamed as Girasoles del Plata S.A. The consideration for this operation was nominal. As a result of this transaction, the Company recognized a gain in the line item Other Operating Income of USD 0.2 million.

Net assets acquired are as follows:

Property, plant and equipment	21,800
Intangible assets, net	41
Inventories	1,866
Trade and other receivables, net	4,492
Deferred income tax liabilities	(4,546)
Trade and other payables	(1,031)
Current income tax liabilities	(5)
Payroll and Social liabilities	(153)
Borrowings	(23,062)
Cash and cash equivalents added as a result of the business combination	747
Total net assets added as a result of business combination	149
Fair value of previously held equity interest	74
Gain for bargain purchase	75

In January 2019, the Company acquired 100% of Olam Alimentos S.A. whose principal asset is a peanuts processing facility located in the Province of Córdoba, (currently Mani del Plata S.A.) from Olam International Ltd. The consideration for this acquisition was US$ 10 million to be disbursed in three installments, with the first payment made at closing. This transaction qualifies as a purchase of assets.

In February 2019, the Company acquired two dairy facilities from SanCor Cooperativas Unidas Limitada ("SanCor"). The first facility is located in Chivilcoy, Province of Buenos Aires and processes fluid milk while the second facility is located in Morteros, Province of Cordoba and produces powder milk and cheese. Together with this facilities, we also acquired the brands Las Tres Niñas and Angelita. The total consideration for this operations was US$ 47 million. This transaction qualifies as a purchase of assets.

▪Disposals

In June 2020, the Company collected US$ 12.1 million in consideration of the sale of a 811.7 hectares farm in the Province of Santa Fe, Argentina. This transaction resulted in a gain before tax of US$ 2.1 million included in the line item “Other operating income” and also in the reclassification of Revaluation surplus to retained earnings before income tax of US$ 8.0 million reflected in the Statements of changes in shareholders equity.

In January 2019, we completed the sale of Q065 Negócios Imobiliários Ltda., a wholly owned subsidiary, which main underlying asset is the Alto Alegre Farm, for a selling price of US$ 16.6 million (Reais 62.5 million), of which US$ 3.4 million (Reais 14.6 million) has already been collected and the balance will be collected in seven annual installments starting in June 2019.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

27. Disposals and acquisitions (continued)

This transaction resulted in a gain before tax of US$ 1.5 million, and also in the reclassification of Revaluation surplus to retained earnings of US$ 8.0 million.

28. Related-party transactions

The following is a summary of the balances and transactions with related parties:

Related party	Relationship	Description of transaction	Income / (loss) included in the statement of income		Balance receivable / (payable)
			June 30, 2020	June 30, 2019	June 30, 2020	December 31, 2019

			(unaudited)	(unaudited)	(unaudited)
Directors and senior management	Employment	Compensation selected employees	(2,862)	(3,857)	(13,276)	(15,499)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

29. Basis of preparation and presentation

The information presented in the accompanying condensed consolidated interim financial statements (“interim financial statements”) as of June 30, 2020 and for the six-month periods ended June 30, 2020 and 2019 is unaudited and in the opinion of management reflect all adjustments necessary to present fairly the financial position of the Group as of June 30, 2020, results of operations and cash flows for the six-month periods ended June 30, 2020 and 2019. All such adjustments are of a normal recurring nature. In preparing these accompanying interim financial statements, management has made certain estimates and assumptions that affect reported amounts in the financial statements and disclosures of contingencies. Actual results may differ from those estimates. The results for interim periods are not necessarily indicative of annual results.

These interim financial statements have been prepared in accordance with IAS 34, ‘Interim financial reporting’ and they should be read in conjunction with the annual financial statements for the year ended December 31, 2019, which have been prepared in accordance with IFRSs.

A complete list of standards, amendments and interpretations to existing standards published but not yet effective for the Group is described in Note 35 to the annual financial statements.

The accounting policies adopted in the preparation of the interim financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2019.

Seasonality of operations

The Group’s business activities are inherently seasonal. The Group generally harvest and sell its grains (corn, soybean, rice and sunflower) between February and August, with the exception of wheat, which is harvested from December to January. Peanut is harvested from April to May, and sales are executed with higher intensity during the third quarter of the year. Cotton is a unique in that while it is typically harvested from June to August, it requires processing which takes about two to three months to complete. Sales in our Dairy business segment tend to be more stable. However, milk production is generally higher during the fourth quarter, when the weather is more suitable for production. Although our Sugar, Ethanol and Electricity cluster is currently operating under a "non-stop" or "continuous" harvest and without stopping during traditional off-season, the rest of the sector in Brazil is still primarily operating with large off-season periods from December/January to March/April. The result of large off-season periods is fluctuations in our sugar and ethanol sales and in our inventories, usually peaking in December to take advantage of higher prices during the traditional off-season period (i.e., January through April). As a result of the above factors, there may be significant variations in our financial results from one quarter to another. In addition, our quarterly results may vary as a result of the effects of fluctuations in commodities prices, production yields and costs on the determination of initial recognition and changes in fair value of biological assets and agricultural produce.

30. Critical accounting estimates and judgments

The Group's critical accounting policies are also consistent with those of the audited annual financial statements for the year ended December 31, 2019 described in Note 34.

31. Information related to COVID-19 pandemic

In December 2019, a novel strain of coronavirus (“COVID-19”) was reported to have surfaced in China and started spreading to the rest of the world in early 2020. The COVID-19 virus is impacting economic activity worldwide and poses the risk that Adecoagro or its employees, contractors, suppliers, customers and other business partners may be prevented from conducting certain business activities for an indefinite period of time, including due to shutdowns mandated by governmental authorities or otherwise adopted by companies as a preventive measure. Given the uncertainty around the extent and timing of the future spread of COVID-19 and the imposition or relaxation of protective measures, it is not possible to predict the COVID-19’s effects on the industry, generally, and to reasonably estimate the financial effect on the Company.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

31. Information related to COVID-19 pandemic (continued)

In Brazil, the government created a crisis committee to monitor the impact of COVID-19 in March 2020. Since then, it has announced several measures (tax and others) to address the effects of COVID-19. In this regard, the Brazilian health authorities, as well as several state and municipal authorities have adopted or recommended social distancing measures.

In Argentina, on March 20, 2020 the Argentine government implemented a social, preventive and mandatory isolation regime, prohibiting the circulation of people on routes, roads and public spaces (the “Mandatory Isolation Regime”) which has already been partially reverted as of the day of this report.

As of the date of this report, the activities pursued by our Argentine subsidiaries, related to agricultural production, distribution and commercialization, were exempted from the Mandatory Isolation Regime for being considered “essential” activities. Also our activities in Brazil have no restrictions

In order to guarantee the hygiene and safety conditions established by the Ministry of Health and to preserve the health of the employees in our subsidiaries, Adecoagro has enacted Prevention and Action Protocols tailored for each facility, in addition to constituting Crisis Committees. Measures taken include but are not limited to: (i) daily temperature check upon arrival to the facility, (ii) mandatory distancing in the workplace, (iii) maximum limit of people in the lunch room and vehicles (iv) sanitary barriers, (iv) special protective attire. Additionally, remote work has been guaranteed for the duration of the Mandatory Isolation Regime for employees based in central offices, and a rotation scheme has been implemented for administrative employees based in the farms or industrial facilities.

Most of our businesses are operating without any major disruption both at the farm and industry level as well as on the road and at the ports. However, the demand of our products, mainly ethanol in Brazil, has been reduced as a consequence of the lockdown decided by the authorities in connection with the pandemic. Nevertheless, we are optimizing our production mix, in order to mitigate such reduction in demand.

The Company is closely monitoring the situation and taking all necessary measures at its disposal to preserve human life and its operation.
The accompanying notes are an integral part of these condensed consolidated interim financial statements